Stable Road Acquisition Corp.

1345 Abbot Kinney Road

Venice, California 90291

July 21, 2021

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jay Ingram Melissa Gilmore

Mark Rakip

Re:	Stable Road Acquisition Corp.

Amendment No. 5 to Registration Statement on Form S-4

Originally filed November 2, 2020

File No. 333-249787

Ladies and Gentlemen:

This letter sets forth responses of Stable Road Acquisition Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter, dated July 20, 2021, with respect to the above referenced Registration Statement on Form S-4 (File No. 333-249787) (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and the Company is concurrently filing Amendment No. 6 to the Registration Statement (the “Amendment”) with this letter, which reflects these revisions and updates certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Amendment.

Securities and Exchange Commission

July 21, 2021

Amendment No. 5 to Form S-4

General

1. Comment: We note your disclosure about the Settlement Agreement. Please revise to provide additional detail about the facts involved in the Settlement Agreement and discussed in the SEC’s Order in Administrative Proceeding 3-20393, including disclosure that addresses the specific misrepresentations of material fact and misleading omissions about Momentus’s technology and the U.S. Government’s national security concerns.

Response: In response to the Staff’s comment, the Company has added a new section titled “Legal Proceedings - SEC Settlement” with a detailed description of the facts presented in the Settlement Agreement and the SEC’s Order. The Company also respectfully notes that it also attached a copy of the SEC’s Order as an Annex to the proxy statement/consent solicitation statement/prospectus.

Consolidated Financial Statements

Stable Road Acquisition Corp.

Notes to Unaudited Condensed Consolidated Financial Statements

Note 10. Subsequent Events, page F-21

2. Comment: We note your subsequent events footnotes on page F-21 and F-46. Please tell us the date through which subsequent events have been evaluated for the interim financial statement period ended March 31, 2021 and the annual financial statements ended as of December 31, 2020. Please also tell us whether you consider the inclusion of these financial statements in the Form S-4 as a reissuance of financial statements under ASC 855-10-25-4.

Response: In response to the Staff’s comment, the Company has added disclosure to the subsequent event footnotes to the Company’s financial statements for the three months ended March 31, 2021 beginning on page F-20 and for the twelve months ended December 31, 2020 beginning on page F-46.  Such disclosure includes a summary of the Company’s settlement with the SEC and a recent complaint filed by a purported stockholder of the Company.  In addition, the Company advises the Staff that the Company does not consider the subsequent event disclosure to be a reissuance of the financial statements based on PCAOB guidance under AU Section 530, paragraph 8.

* * * *

Securities and Exchange Commission

July 21, 2021

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact our counsel Bradley C. Reed, P.C. (312) 862-7351 or Kevin M. Frank at (312) 862-3373 of Kirkland & Ellis LLP.

Sincerely,

/s/ Brian Kabot
Brian Kabot